Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated October 18, 2022 (as defined below) and the related Letter of Transmittal (as defined below), and any amendments, supplements or other modifications to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
NOTICE OF OFFER TO PURCHASE
Any and All Issued and Outstanding Shares of Common Stock
of
LOGICBIO THERAPEUTICS, INC.
at
$2.07 Per Share
Pursuant to the Offer to Purchase dated October 18, 2022
by
CAMELOT MERGER SUB, INC.
a wholly owned subsidiary of
ALEXION PHARMACEUTICALS, INC.
Camelot Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), is offering to purchase, subject to certain conditions, including satisfaction of the Minimum Tender Condition, the Injunction Condition and the Key Employee Conditions (each as defined below), any and all of the issued and outstanding shares of common stock, par value $0.0001 per share, of LogicBio Therapeutics, Inc., a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $2.07 per Share, to the seller in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 3, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that, on the same date as the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”), without a vote of the stockholders of the Company to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent.
As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “effective time”) (other than Shares (a) irrevocably accepted for purchase by Purchaser in the Offer, (b) owned by the Company (including as treasury stock) or owned by any direct or indirect wholly owned subsidiary of the Company, in each case immediately prior to the effective time, (c) owned by Parent or Purchaser or any direct or indirect wholly owned subsidiary of Parent or (d) held by holders who are entitled to demand appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be cancelled and converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which we refer to as the “Merger Consideration.” Shares described in clauses (a), (b) and (c) above will be automatically cancelled and retired and will cease to exist at the effective time and will not be exchangeable for the Merger Consideration. Shares described in clause (d) will entitle their holders only to the rights granted to them under Section 262 of the DGCL. Following the Merger, the Company will cease to be a publicly traded company. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.
Tendering stockholders who are record owners of their Shares and tender directly to Computershare Trust Company, N.A., as depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or nominee should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of the Depositary, and MacKenzie Partners, Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT), NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 15, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
The Offer is not subject to any financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is conditioned upon the conditions set forth in Annex I of the Merger Agreement (the “Offer Conditions”) including, among other things, (a) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”); (b) the accuracy of the Company’s representations and warranties set forth in the Merger Agreement as of specified times, and the performance of the Company’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; (c) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement); and (d) the satisfaction of:
•
the Minimum Tender Condition;

•
the Injunction Condition; and

•
the Key Employee Conditions.

The “Minimum Tender Condition” requires that the number of Shares validly tendered and not validly withdrawn as of the Offer Expiration Time (as defined below), considered together with all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser) (but excluding the Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), represent one more than 50% of the total number of the outstanding Shares at the expiration of the Offer at one minute following 11:59 p.m. (12:00 midnight), New York City time, on Tuesday, November 15, 2022 (the “Offer Expiration Time,” unless Purchaser will have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The “Injunction Condition” requires that there will not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger, or imposing a Burdensome Condition (as defined in the Merger Agreement) as a condition or consequence of consummating the Transactions (including any decision by the European Commission to examine the Transactions under Article 22(3) of the EU Merger Regulation, and any notification of a referral request under Article 22(2) of the EU Merger Regulation prior to such a decision having been made, each of which would prevent or make unlawful the consummation of the Transactions while the standstill obligation is in effect), nor will any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Transactions by any governmental entity of competent jurisdiction directly or indirectly prohibit, or make illegal, the consummation of the Transactions or impose a Burdensome Condition as a condition or consequence of consummating the Transactions. The “Key Employee Conditions” require (a) that the Key Employee Offer Letter and the Restrictive Covenant Agreement of each Key Employee (each as defined in the Merger Agreement) will continue to be in full force and effect, and no breach nor repudiation by any such Key Employee shall have occurred or be imminent or threatened, and (b) each Key Employee to be an employee of the Company or any subsidiary of the Company immediately prior to the effective time of the Merger. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is also subject to other Offer Conditions described in Section 15 — “Conditions of the Offer” of the Offer to Purchase.
THE BOARD OF DIRECTORS OF THE COMPANY (THE “COMPANY BOARD”), AT A MEETING THEREOF DULY CALLED AND HELD, DULY ADOPTED BY UNANIMOUS VOTE RESOLUTIONS (WHICH HAVE NOT BEEN RESCINDED, MODIFIED OR WITHDRAWN IN ANY WAY) (A) DETERMINING THAT THE MERGER AGREEMENT AND THE TRANSACTIONS, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE COMPANY’S STOCKHOLDERS, (B) APPROVING THE MERGER AGREEMENT AND THE TRANSACTIONS, INCLUDING THE OFFER AND THE MERGER, AND DECLARING THE MERGER AGREEMENT AND THE TRANSACTIONS, INCLUDING THE OFFER AND THE MERGER, ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE COMPANY’S STOCKHOLDERS, (C) AGREEING THAT THE MERGER SHALL BE EFFECTED UNDER SECTION 251(H) AND OTHER RELEVANT PROVISIONS OF THE DGCL AND (D) RESOLVING TO RECOMMEND THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.
A more complete description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to all the Company stockholders together with this Offer to Purchase and filed with the United States Securities and Exchange Commission (the “SEC”). Stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.
Pursuant to the Merger Agreement, Purchaser may or will be required to extend the Offer beyond its initial Offer Expiration Time, but in no event will Purchaser be required or permitted to extend the Offer beyond 5:00 p.m. Eastern time April 2, 2023 (the “End Date”), except that such date may be extended by Parent, on the one hand, or the Company, on the other hand, by notice in writing to the other party thereto prior to the then-applicable End Date, to extend the End Date, no more than twice, by a period of ninety calendar days if on the then-applicable End Date all of the conditions to consummation of the Merger and the Offer Conditions (other than (x) those Offer Conditions that by their terms are to be satisfied at the consummation of the Offer (including the Minimum Tender Condition) and (y) the Injunction Condition (solely with respect to an order, injunction or investigation relating to antitrust laws)), will have been satisfied or will be capable of being satisfied at such time, subject to certain other limitations in the Merger Agreement. Purchaser has agreed in the Merger Agreement that Purchaser will be required or permitted to extend the Offer from time to time in the following circumstances: (a) if, as of the scheduled Offer Expiration Time, any Offer Condition (other than those Offer Conditions that by their terms are to be satisfied at the consummation of the Offer, but subject to such Offer Conditions being capable of being satisfied) is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied; (b) Purchaser will (and Parent will cause Purchaser to) extend the Offer from time to time for, without the consent of the Company, (i) any period required by applicable law, any interpretation or position of the SEC, the staff thereof or the NASDAQ Global Market applicable to the Offer and (ii) periods of up to ten business days per extension, until the Injunction Condition (solely with respect to an order, injunction or investigation (relating to antitrust laws)) has been satisfied; (c) if, as of the scheduled Offer Expiration Time, any Offer Condition (other than the Minimum Tender Condition and those Offer Conditions that by their terms are to be satisfied at the consummation of the Offer) is not satisfied and has not been waived, Purchaser will (and Parent will cause Purchaser to), at the written request of the Company, extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied; and (d) if, as of the scheduled Offer Expiration Time, the Minimum Tender Condition is not satisfied but all other Offer Conditions (other than those Offer Conditions that by their terms are to be satisfied at the consummation of the Offer, but subject to such Offer Conditions being capable of being satisfied) have been satisfied or waived, at the written request of the Company, Purchaser will (and Parent will cause Purchaser to) extend the Offer on one occasion for an additional period specified by the Company of up to ten business days to permit the Minimum Tender Condition to be satisfied; provided, that in no event will Purchaser be required to extend the Offer beyond (x) the valid termination of the Merger Agreement in accordance with its terms or (y) the End Date.
The purpose of the Offer and the Merger is for Purchaser and Parent to acquire the entire equity interest in the Company. If the Offer is consummated, Purchaser will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Parent, Purchaser and the Company have elected to have the Merger Agreement and the Transactions governed by Section 251(h) of the DGCL and agreed that, subject to the satisfaction or waiver of certain conditions, the Merger will be effected at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer (unless otherwise agreed by the Company, Parent and Purchaser). Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of the Company’s stockholders. No appraisal rights are available in connection with the Offer. However, if Purchaser accepts Shares in the Offer and the Merger is completed, stockholders and beneficial owners of Shares may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholders or beneficial owners will not be entitled to receive the Offer Price, but instead will be entitled to only those rights provided under Section 262 of the DGCL. Stockholders and beneficial owners of Shares must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights as further detailed in the Offer to Purchase.
Pursuant to the Merger Agreement, Parent and Purchaser expressly reserve the right (in their sole discretion) to (a) increase the Offer Price, (b) waive any Offer Condition (other than the Minimum Tender Condition and the Termination Condition) and (c) amend, modify or supplement any of the other terms or conditions of the Offer, prior to one minute after 11:59 p.m., New York City time, at the Offer Expiration Time, to the extent not inconsistent with the Merger Agreement; provided, that unless otherwise provided by the Merger Agreement, without the prior written consent of the Company, neither Parent nor Purchaser will (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of the Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that would adversely affect any holder of the Shares in any material respect or that would, individually or in the aggregate, reasonably be expected to prevent or delay beyond the End Date the consummation of the Offer or have any effect that, individually or in the aggregate with one or more effects, would prevent, materially impair or materially delay beyond the End Date the consummation by Parent or Purchaser of any of the Transactions (except to effect an extension of the Offer to the extent expressly permitted or required by the Merger Agreement), (vi) change or waive the Minimum Tender Condition, (vii) extend or otherwise change the Offer Expiration Time in a manner other than as required or permitted by the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offer may not be terminated or withdrawn prior to the Offer Expiration Time (or any rescheduled Offer Expiration Time) of the Offer, unless the Merger Agreement is terminated in accordance with the terms of the Merger Agreement.
Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Time.
For purposes of the Offer, as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Notwithstanding any provision of the Merger Agreement to the contrary, Purchaser will pay for Shares tendered (and not validly withdrawn) pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for such Shares (“Certificates”) (or effective affidavits of loss in lieu thereof in accordance with the Merger Agreement) or a timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents as may be reasonably required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders of Shares are irrevocable, except that, pursuant to Section 14(d)(5) of the Exchange Act, they may also be withdrawn after Saturday, December 17, 2022, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not validly withdrawn. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4 — “Withdrawal Rights” of the Offer to Purchase.
For a withdrawal of Shares to be effective, a written (or, with respect to Eligible Institutions (as defined the Offer to Purchase), a facsimile transmission) notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Offer Expiration Time.
All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding to the fullest extent permitted by law, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of or payment for which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of the Company, Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding, subject to applicable law, the terms of the Merger Agreement and the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, Letter of Transmittal and other Offer-related materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. You are urged to consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger in light of your particular circumstances (including the application and effect of any federal, state, local or non-U.S. laws). For a more complete description of the U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger, see the Offer to Purchase.
The Offer to Purchase, the Letter of Transmittal and the Schedule 14D-9 contain important information that should be read carefully before any decision is made with respect to the Offer.
Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase and the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
The Information Agent for the Offer is:
1407 Broadway
New York, New York 10018
(212) 929-5500
or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com
October 18, 2022